

08027311

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 52617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 22nd Street, N.W.
　　　　　　　　　　　　　　　(No. and Street)

Washington,　　DC　　　　　　　　　　　　　　　　20008
　　(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Smith – Avery　　　　　　　　　　　(202) 387-5720
　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
　Steven G. Hirshenson, Chartered

　　　　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive, #603　　　Rockville, MD　　　　　20852

　　(Address)　　　　　　　　　　　(City)　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Elizabeth Smith-Avery_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Kalorama Capital, LLC_____, as of _____December 31_____, 20 _07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____Elizabeth Smith Avery_____
Signature

_____Managing Director_____
Title

Notary Public

Linda L. Crockett / My Commission Expires June 1, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALORAMA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED

CERTIFIED PUBLIC ACCOUNTANT

50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members of Kalorama Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial position
of Kalorama Capital, LLC as of December 31, 2007, and the related
statements of operations, changes in member's equity, and cash
flows for the year then ended that you are filing pursuant to
rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the Company's
management. Our responsibility is to express an opinion on these
financial statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards in the United States. Those standards require
that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Kalorama Capital, LLC as of December 31, 2007, and the results
of its operations and its cash flows for the year then ended in
conformity with generally accepted accounting principles in the
United States.

Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The
supplementary information contained herein is presented for
purposes of additional analysis and is not a required part of the
basic financial statements, but is supplementary information
required by rule 17a-5 under the Securities Exchange Act of 1934.
Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in
our opinion, is fairly stated in all material respects in
relation to the basic financial statements taken as a whole.

Steven G. Hirshenson, Chartered
February 13, 2008

KALORAMA CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	6,833
Organizational costs, net of accumulated amortization of $ 4,166		-0-
TOTAL ASSETS	$	6,833

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	100
Total Liabilities		100
Member's Equity		6,733
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,833

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE

Consulting income	$ 2,875,859
Miscellaneous	35,000
Total Revenue	2,910,859

EXPENSES

Agents and registered representatives	2,623,800
Management fees	270,463
Regulatory dues and assessments	1,847
Accounting and professional services	2,880
Communications	1,908
Travel and conferences	5,965
Office supplies and expense	2,521
Taxes and licenses	800
Bank charges	403
Total Expenses	2,910,587

NET INCOME (LOSS)	$ 272

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Balances at December 31, 2006	$ 6,461
Capital Contributions	-0-
Member's Distributions	(-0-)
Net Income	272
Balances at December 31, 2007	$ 6,733

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities
    Consulting and commissions $ 2,920,859
    Interest received   -0-
    Cash paid to suppliers   (2,920,517)
    Income taxes paid   (-0-)

      Net cash provided by operating activities   342

Cash Flows from Financing Activities   -0-

Net Increase in Cash and Cash Equivalents   342

Cash and cash equivalents at beginning of year   6,491

Cash and cash equivalents at end of year $ 6,833

Reconciliation of Net Income (Loss) to Net Cash
 Provided by Operating Activities

Net Income $ 272

Adjustments to reconcile net income to net
 cash provided by operating activities
    Decrease in accounts receivable   10,000
    Decrease in accounts payable   (9,930)

      Total adjustments   70

Net cash provided by operating activities $ 342

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

1 -   Nature of Business and Summary of Significant
      Accounting Policies

Kalorama Capital, LLC (the Company) is a broker-dealer
registered with the Securities and Exchange Commission
and is a member of the Financial Industry Regulatory
Authority.

The accounts of the Company are maintained and the
financial statements are prepared on the accrual basis
of accounting. The accounting and reporting policies of
the Company conform to general practices within the
brokerage industry. Securities owned are valued at
market value. The resulting difference between cost and
market is included in income.

Cash and cash equivalents consisted of a checking
account. For purposes of the statement of cash flows,
the Company considers all highly liquid instruments
with original maturities of three months or less to be
cash equivalents.

The preparation of financial statements in conformity
with generally accepted accounting principles requires
management to make estimates and assumptions that
affect the reported amounts of assets and liabilities
at the date of the financial statements. Actual results
could differ from the estimates made in the preparation
of the financial statements.

2 -   Income Taxes

The Company is organized as a Limited Liability Company
and is, therefore, not a taxable entity. The members
are taxed on their proportionate share of the Company's
taxable income. Accordingly, no provision for Federal
income taxes is included in the financial statements.

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

3 - Net Capital Requirements

As a broker-dealer, the Company is subject to the
Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1), which requires the maintenance of
minimum net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2007, the
Company had net capital of $6,733 which was $1,733 in
excess of its required net capital of $5,000.

4 - Concentration of Revenues

During 2007 the Company had a registered representative
who was responsible for generating approximately 90% of
the Company's revenues. Effective January 31, 2008 the
Company's agreement with this representative was
terminated.

STEVEN C. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2007

Total Assets	$ 6,833
Total Liabilities	100
Total Equity	6,733
Non-allowable Assets	(-0-)
Current Capital	6,733
Haircuts	(-0-)
Adjusted Net Capital	6,733
Minimum Required Net Capital	5,000
Excess Capital	$ 1,733

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Members
Kalorama Capital, LLC
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, with the corresponding Schedules filed by Kalorama Capital, LLC as Part II of its unaudited December 31, 2007 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

A broker/dealer is generally required to submit with their annual audit, a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. However, Kalorama Capital, LLC is exempt pursuant to k(2)(i) of SEC Rule 15c3-3. Kalorama Capital, LLC carries no margin accounts, holds no customer funds and/or securities and effectuates no financial transactions between the broker/dealer and clients.

Steven G. Hirshenson, Chartered

February 13, 2008

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Kalorama Capital, LLC
Washington, DC

In planning and performing our audit of the financial statements of Kalorama Capital, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven G. Hirshenson, Chartered

February 13, 2008

END

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT